Recro Pharma, Inc.

490 Lapp Rd.

Malvern, Pennsylvania 19355

April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recro Pharma, Inc.

Registration Statement on Form S-3

Filed February 26, 2021 (File No. 333-253571)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Recro Pharma, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-253571) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on April 20, 2021, or as soon as thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

RECRO PHARMA, INC.

By:	/s/ J. David Enloe, Jr.
	Name:	J. David Enloe, Jr.
	Title:	Chief Executive Officer

Recro Pharma, Inc. — Acceleration Letter